Exhibit B.12: Tabular disclosure of contractual obligations

The following table provides the maturity profile of our liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities:

$ millions, as at October 31, 2012	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	No specified maturity	Total
Liabilities
Deposits	$78,811	$59,552	$24,242	$13,594	$124,145	300,344
Obligations related to securities sold short	13,035	—	—	—	—	13,035
Cash collateral on securities lent	1,593	—	—	—	—	1,593
Capital Trust securities	—	—	—	1,678	—	1,678
Obligations related to securities sold under repurchase agreements	6,631	—	—	—	—	6,631
Acceptances	10,481	—	—	—	—	10,481
Other liabilities	—	—	—	—	10,671	10,671
Subordinated indebtedness	—	291	—	4,532	—	4,823

	$110,551	$59,843	$24,242	$19,804	$134,816	$349,256